UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

February 5, 2016

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE:                      PORTAGE BIOTECH INC

                       Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1              ISIN:                                                                               VGG7185A1021
CUSIP:                                                                               G7185A102

2	Date Fixed for the Meeting:	April 6, 2016
3	Record Date for Notice:	February 26, 2016
4	Record Date for Voting:	February 26, 2016
5	Beneficial Ownership Determination Date:	February 26, 2016
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8	Business to be conducted at the meeting:	Annual General and Special
9	Notice-and-Access: Registered Shareholders:	YES
	Beneficial Holders: Stratification Level:	YES NOT APPLICABLE
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TMX Equity Transfer Services

" Eleni Mastoras " Relationship Manager eleni.mastoras@tmx.com